FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of   April, 2007

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: April 20, 2007	/s/ Ron Little Name: Ron Little Title: President & CEO

EXHIBIT INDEX

1.	Notice of Annual and Special Meeting of Shareholders and Management Information Circular

2.	Form of Proxy

3.	Annual Report

EXHIBIT 1

EXHIBIT 2

EXHIBIT 3

OREZONE RESOURCES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an Annual and Special Meeting (the "**Meeting**") of the shareholders of Orezone Resources Inc. (the "**Company**") will be held at the Holiday Inn On King, 370 King Street West, Toronto, Ontario on May 17, 2007 at 4:30 pm (Toronto time) for the following purposes:

(1) to receive the financial statements of the Company for the fiscal year ended December 31, 2006, together with the auditors' report thereon;

(2) to elect directors of the Company;

(3) to appoint auditors for the fiscal year ending December 31, 2007 and to authorize the directors to fix the auditors' remuneration;

(4) to transact such further or other business as may properly come before the Meeting or any adjournments or postponements thereof.

Accompanying this Notice of Meeting are a copy of the Management Information Circular, a form of proxy and copies of the Annual Report of the Company, the financial statements of Company and Management's Discussion and Analysis thereon, all for the financial year ended December 31, 2006. The holders of common shares of the Company of record at the close of business on April 16, 2007 are entitled to receive notice of the Meeting.

Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the enclosed form of proxy to the Company's transfer agent, **Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M7Y 3J1** in the envelope provided for that purpose not later than 5:00 p.m. (Toronto time) on Tuesday, May 15, 2007 or, if the meeting is adjourned or postponed, no later than 5:00 p.m. (Toronto time) two business days preceding the date to which the Meeting is adjourned or postponed.

In order to be represented by proxy, you must complete and submit the enclosed form of proxy or other appropriate form of proxy.

DATED at Ottawa, Ontario the 13th day of April, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF OREZONE RESOURCES INC.

Ronald N. Little, President

OREZONE RESOURCES INC.

(the "Company")

MANAGEMENT INFORMATION CIRCULAR

April 13, 2007

SOLICITATION OF PROXIES

This Management Information Circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of the Company for use at the Annual and Special Meeting of Shareholders of the Company (the "Meeting") to be held at the Holiday Inn On King, 370 King Street West, Toronto, Ontario on May 17, 2007 at 4:30 p.m. (Toronto time) and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment(s) or postponement(s) thereof. The solicitation of proxies is expected to be primarily by mail, but may be supplemented by telephone or other personal contact by directors of the Company. The cost of solicitation of proxies will be borne directly by the Company.

APPOINTMENT OF PROXIES

If your intention is not to be present in person at the Meeting, you are asked to complete and return the enclosed form of proxy. The form of proxy must be dated and executed by a registered shareholder or the attorney of such shareholder, duly authorized in writing, and deposited with **Computershare Investor Services Inc, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1** no later than 5:00 p.m. (Toronto time) two business days prior to the Meeting or, if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Toronto time) two business days preceding the date to which the Meeting is adjourned or postponed, or to the Secretary of the Company or Chairman of the Meeting at the time and place of the Meeting.

The persons designated in the form of proxy are directors of the Company. **Each shareholder has the right to appoint a person to represent such shareholder at the Meeting, other than the persons designated in the form of proxy. A registered shareholder desiring to appoint some other person to represent such shareholder at the Meeting may do so by striking out the names of the persons designated and by inserting such other person's name in the blank space provided in the form of proxy or by submitting another appropriate form of proxy. A person acting as proxy need not be a shareholder of the Company.**

REVOCATION OF PROXIES

A registered shareholder giving a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such proxy and may do so either: (i) by delivering another properly executed proxy bearing a later date to **Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1** no later than 5:00 p.m. (Toronto time) on the last business day prior to the Meeting or, if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Toronto time) on the last business day preceding the date to which the Meeting is adjourned or postponed, or to the Secretary of the Company or Chairman of the Meeting at the time and place of the Meeting; or (ii) by depositing, either with Computershare Investor Services Inc. at the above mentioned address prior to the day of the Meeting or any adjournments or postponements thereof, or with the Secretary of the Company or Chairman of the Meeting at the time and place of the Meeting, or any adjournments or postponements thereof, an instrument in writing revoking the proxy and executed by the registered shareholder or by his attorney duly authorized in writing. If the registered shareholder is a corporation, the instrument must be executed by a duly authorized officer under its corporate seal or accompanied by a corporate resolution authorizing the signature.

VOTING OF SHARES REPRESENTED BY PROXIES

If the enclosed form of proxy is properly completed and submitted in favour of the persons designated in the printed portion thereof, the shares represented by such form of proxy will be voted on any ballot that may be called for and where the person whose proxy is solicited specifies a choice with respect to any matter identified therein, the shares shall be voted in accordance with the specification so made. **Where shareholders have not specified in the form of proxy the manner in which the designated proxy holders are required to vote the shares represented thereby as to any matter to be voted on, such shares will be voted on any ballot that may be called for in favour of such matter.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to matters other than those identified in the Notice of Meeting, which may properly come before the Meeting. As of the date hereof, the management of the Company is not aware that any such amendments, variations, or other matters are to be presented for action at the Meeting. **If any matters which are not now known to the management of the Company should properly come before the Meeting, then on any ballot that may be called for, the persons appointed as proxy will vote on such matters in a manner as such persons consider to be proper.**

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders who do not hold their shares in their own name. Only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in your account statement provided by your broker, then in almost all cases those shares will not be registered in your name on the records of the Company. Such shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.

Applicable regulations require your broker to seek voting instructions from you in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the Meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to the Independent Investor Communications Corporation. The Independent Investor Communications Corporation mails a scannable Voting Instruction Form in lieu of the form of proxy. You are asked to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively, you can call their toll-free telephone number to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meeting. If you receive a Voting Instructions Form from Independent Investor Communications Corporation it cannot be used as a proxy to vote the Company's shares directly at the Meeting as the proxy must be returned to Independent Investor Communications Corporation well in advance of the Meeting in order to have the shares voted.

If you receive either a proxy or a voting instruction form and wish to attend and vote at the Meeting in person (or have another person attend and vote on your behalf), you should strike out the names of the persons named in the proxy and insert yours (or such other person's name) in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. **In either case, please carefully follow the instructions of your broker, nominee or other service company.**

RECORD DATE

The Company has set April 16th, 2007 as the record date for the Meeting. Only shareholders of record as at that date are entitled to receive notice of the Meeting. Nevertheless, failure to receive the notice does not revoke the shareholder's right to vote at the Meeting.

AUTHORIZED CAPITAL, VOTING SHARES AND PRINCIPAL HOLDERS

The authorized capital of the Company consists of an unlimited number of common shares (the "**Shares**"), of which 133,053,641 Shares are issued and outstanding as at the date hereof. Each issued and outstanding Share is entitled to one vote. Only persons who are shareholders of record at 5:00 p.m. (Toronto time) on April 16th, 2007, will be entitled to attend and vote at the Meeting, in person or by proxy, except to the extent that any shareholder transfers any of his or her shares prior to the Meeting. In such case, a transferee of shares shall be entitled to vote at the Meeting if he or she produces properly endorsed certificates for such shares or otherwise establishes that he or she owns the shares and has demanded not later than 10 days before the Meeting that his or her name be included on the list of shareholders entitled to vote at the Meeting.

As at the date hereof, to the knowledge of the management of the Company, the only persons or companies that beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the voting rights attached to all outstanding Shares are:

Name	Nature of Holding	Approximate Number of Shares	Percentage of Issued Shares
Tradewinds Global Investors, LLC	Direct	16,774,981	12.6%

ANNUAL MEETING MATTERS

Election of the Directors

The Board of Directors of the Company is comprised of five members. **The persons designated in the enclosed form of proxy intend to vote for the election, as directors of the Company, the nominees whose names are set forth below.** Management does not contemplate that any nominee will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting or until a successor is duly elected or appointed, unless his office is earlier vacated in accordance with the By-laws of the Company.

The following table sets forth the names of the nominees, their respective principal occupation, the date they became a director and the number of shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at the date hereof.

Name, Office Held and Residence	Director Since	Shares Over Which Control is Exercised	Principal Occupation
Ronald Little President and Director Ottawa, Ontario	03-02-95	1,621,524	President and Chief Executive Officer ("CEO") of the Company
David Netherway*† Director Middlesex, United Kingdom	07-18-02	110,000	Chief Executive Officer, Shield Mining Ltd.
Paul Carmel*^ Director Montreal, PQ	05-11-05	20,000	President and Managing Partner, MinQuest Capital Inc.
Michael Halvorson*† ^ Director Edmonton, Alberta	06-05-03	917,705	President of Halcorp Capital Ltd.
Gregory Bowes Director Carleton Place, Ontario	N/A	26,500	President and Chief Executive Officer, San Anton Resource Corporation

* Members of the Audit Committee

† Members of Corporate Governance Committee

^ Member of the Compensation Committee

Ronald Little is a professional engineer and the founder of the Company. He has been the Chief Executive Officer and Director of the Company since 1995. Mr. Little has more than twenty years of experience, at senior levels, in mining exploration, mine development, mine operations and capital markets.

David Netherway is a Mining Engineer with over 30 years of industry experience, 15 of which were spent in West Africa, mainly Guinea and Ghana. He is currently the Chief Executive Officer of Shield Mining Ltd. He has been associated with Golden Shamrock Mines Ltd., Ashanti, GFL, Nevsun Resources Ltd. and Semafo Inc., and was recently the President and Chief Executive Officer of Afcan Mining Corp. He is an experienced mine developer and operator, and provides the Company with a great deal of expertise and contacts in West Africa.

Paul Carmel is a professional mining engineer who graduated from McGill University in Montreal. Mr. Carmel has over 20 years of experience in the mining sector, both in industry and in the capital markets. He is currently President and Managing Partner of MinQuest Capital Inc., the sole manager and General Partner of MinQuest Fund I L.P., a global private equity mining fund sponsored by the Caisse de dépôt et placement du Québec. He was previously Vice President and Director of Sentient Asset Management Canada Ltd., a global mining investment fund, and Vice President and Senior Gold Analyst at UBS Securities. Mr. Carmel is also a director of Beaufield Resources Inc.

Michael Halvorson is the President of Halcorp Capital Ltd., a position he has held since September 1981. Mr. Halvorson is also currently a director of Strathmore Minerals Corp., Gentry Resources Ltd., Esperanza Silver Corporation, NovaGold

Resources Inc., Radiant Resources Inc. and Pediment Exploration Ltd. Past directorships include Western Silver Inc. and Viceroy Exploration Ltd.

Gregory Bowes holds an MBA from Queens University. He was Chief Financial Officer ("CFO") of Orezone from October 2005 to March 31, 2007. Mr. Bowes previously provided management services to public companies on a consulting basis, was President of an international engineering company and was Vice President of Northgate Exploration Limited and President of one of its public subsidiaries.

Appointment of Auditors

Management of the Company proposes that Deloitte & Touche LLP, Chartered Accountants, ("Deloitte") be appointed as auditors of the Company until the close of the next annual meeting of shareholders, and that the directors be authorized to fix their remuneration.

Deloitte was appointed auditors of the Company for the 2006 year by consent resolution on November 28, 2006 after PricewaterhouseCoopers LLP, Chartered Accountants ("PWC"), resigned on November 13, 2006. There were no reservations in audit reports prepared by PWC and there were no reportable events between PWC and the Company. The Notice of Change of Auditors, as well as the letters from PWC and Deloitte are attached hereto as Appendix "A".

Unless such authority is withheld, the persons named in the accompanying proxy will vote FOR the appointment of Deloitte as auditors of the Company, and to authorize the directors to fix their remuneration.

OTHER BUSINESS

Management is not aware of any amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting, other than those mentioned in said Notice.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the annual and long-term compensation earned during the last three financial years in respect of the individuals who were, at December 31, 2006, the President and Chief Executive Officer and the Chief Financial Officer and the next three executive officers of the Company who earned in excess of $150,000 (the "**Named Executive Officers**"). All dollar figures are in Canadian dollars.

	Annual Compensation				Long-Term Compensation			
					Awards		Payouts	
Name/Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options / SARS Granted (#)	Restricted Share Awards ($)	LTIP Payouts ($)	All Other Compensation ($)
Ronald Little President and CEO	2006 2005 2004	195,000 165,000 165,000	20,000 50,000 35,000	20,000 10,000 -	- 200,000 -	- - -	- - -	- - -
Gregory Bowes Vice President and CFO	2006 2005 2004	137,000 124,167 98,903	10,000 30,000 19,000	- - -	- 250,000 300,000	- - -	- - -	- - -
Pascal Marquis Vice President Exploration	2006 2005 2004	155,313 120,000 116,825	25,000 30,000 30,000	- - -	- 50,000 200,000	- - -	- - -	- - -

Option Grants during the Most Recently Completed Financial Year

There were no grants to any Named Executive Officers during the most recently completed fiscal year.

Aggregated Options Exercised in the most recent Financial Year and Financial Year-End Option Values

The following table summarizes the value of the unexercised options held by the Named Executive Officers of the Company. The value of the unexercised in-the-money options at the fiscal year end is the difference between the exercise or base price of the options and the fair market value of the underlying shares on December 29, 2006, which was $1.65 per common share on the Toronto Stock Exchange ("TSX"). These options have not been, and may not be, exercised and actual gains, if any, on exercise will depend on the value of the underlying shares on the date of exercise. All dollar amounts are expressed in Canadian dollars.

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized	Unexercised Options at Financial Year End (#) Exercisable / Unexercisable	Value of Unexercised In-the-Money Options at the Financial Year End ($) Exercisable / Unexercisable
Ron Little President and CEO	Nil	Nil	1,875,000 / 100,000	$2,298,250 / $25,000
Gregory Bowes Vice President and CFO	Nil	Nil	310,000 / 200,000	$151,500 / $12,500
Pascal Marquis Vice President Exploration	Nil	Nil	525,000 / 25,000	$500,250 / $6,250

The Company's executive compensation program and stock options are administered by the Compensation Committee, made up of independent members of the Board of Directors. The members of the Compensation Committee are Mr. Carmel and Mr. Halvorson.

Report on Executive Compensation

The Compensation Committee reviews the Company's executive compensation and stock option policies and the compensation paid to the Chief Executive Officer and other officers of the Company. The Committee reports to the board of directors in its entirety for final approval. The Committee also reviews the design and competitiveness of the Company's compensation, stock option and benefit programs generally.

The compensation of executive officers is composed primarily of three elements: a base salary, potential bonus' and the allocation of incentive stock options. The Compensation Committee establishes the levels of remuneration taking into consideration level of expertise, length of service to the Company, responsibilities, individuals' performance and salaries paid for similar executive positions of other companies of comparable size and at the same stage of development.

Shareholder Return Performance Graph

The Chart below compares the total cumulative shareholder return over the last five calendar years assuming $100 was invested in the Shares on December 31, 2001 with the total cumulative return on $100 invested in the S&P/TSX Composite Index over the same period.



$2,500
$2,000
$1,500
$1,000
$500
$0
2001
2002
2003
2004
2005
2006
Orezone
S&P/TSX Index

Compensation of Directors

Cash compensation paid to directors who are not also employed by the Company or its subsidiaries is $15,000 per director per year, plus $500 for each Board or committee meeting attended. A director who serves as Chair of the Audit Committee receives an additional $5,000 per year. Each member of the Audit Committee receives an additional $2,500 per year. A director who serves as Chair of the Compensation or Corporate Governance Committees receives an additional $1,500 per year. Directors are also reimbursed for out-of-pocket expenses for attending board and committee meetings or other expenses incurred for Company purposes.

During the year ended December 31, 2006, amounts payable to non-executive directors, including directors of subsidiaries of the Company under these arrangements, totaled $88,534. All directors receive reimbursement for reasonable out of pocket expenses related to their attendance at meetings.

There were no stock options granted during the fiscal year ended December 31, 2006 to directors who are not Named Executive Officers, as a group including directors of the Company's subsidiaries.

The Following table sets forth the details of all exercises of stock options during the year ended December 31, 2006 by directors who are not Named Executive Officers, including directors of the Company's subsidiaries, as well as the financial year end value of the unexercised options on an aggregate basis. All dollar amounts are expressed in Canadian dollars.

Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at FY-End	Value of Unexercised in-the Money Options at Year End[1]
Paul Carmel	-	-	150,000	$37,500
Peter Allen	-	-	300,000	$165,000
Michael Halvorson	-	-	625,000	$655,500
David Netherway	-	-	325,000	$437,500

1. Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX on December 29, 2006, less the exercise price of the in-the-money stock options.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director, executive officer or senior officer of the Company, or any associates of such persons, are indebted to the Company and no indebtedness of such persons is the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER STOCK OPTION PLAN

The Company has a stock option plan (the "Plan") under which options have been granted and have not yet been exercised. The Plan was created for the benefit of the directors, officers and employees of the Company, or any of its subsidiaries, as well as persons providing services to the Company or any of its subsidiaries (the "Admissible Persons"). The objective of the Plan is to create an incentive for Admissible Persons, by offering them the possibility of acquiring participation in the Company through the purchase of Shares of the Company under the Plan.

The exercise price, terms, and conditions of the options are established by the directors in accordance with the policies of the regulatory authorities having jurisdiction over the securities of the Company. The Plan provides that the exercise price of the options granted is determined by the Board of Directors but cannot be lower than the closing market price on the day before the grant and if there were no transactions that day, the price cannot be lower than the average of the bid and ask prices.

The number of common shares issuable to insiders under the Plan, together with any other previously established or proposed share compensation arrangements, cannot exceed 10% of the Company's issued and outstanding common shares at any time. The number of common shares issued to insiders under the Plan, together with any other previously established or proposed share compensation arrangements, within any one-year period shall not exceed 10% of the Company's issued and outstanding common shares. The maximum number of Optioned Shares which may be issued to any one insider under the Plan, together with any other previously established or proposed share compensation arrangements, within a one year period shall not exceed 5% of the Company's issued and outstanding common shares.

The Board of Directors sets the term of the options, which cannot exceed 10 years. For greater clarity, the Board of Directors adopted a resolution on March 30, 2006 amending the Plan to specifically state that the authority of the Board of Directors to set the terms, conditions and limitations of options includes determining vesting conditions. Options terminate 30 days after an optionee ceases to be an Admissible Person or after 60 days in the event that the optionee ceases to be an Admissible Person by reason of retirement, disability or death, unless sooner terminated in accordance with the terms, conditions and limitations of the option. Options are non-assignable and non-transferable. The Board may terminate the Plan at any time with respect to common shares not yet subject to option, or amend the Plan at any time subject to obtaining any required approvals from applicable stock exchanges or regulatory authorities. On a number of occasions the Board has sought shareholder approval to increase the number of shares issuable under the Plan as the number of outstanding common shares has increased, and to retain the flexibility to reward existing employees and to attract new employees when the number shares has neared the maximum issuable under the Plan. At the 2006 Annual and Special Meeting, Shareholders approved an increase in the number of shares authorized for issuance under the Plan from 10,200,000 to 12,200,000.

The following table sets forth details of the Plan as at April 13, 2007. The weighted average exercise price of outstanding options is $0.91.

	Securities to be issued upon exercise of outstanding options	Securities exercised since inception of incentive stock option plan	Securities available for future issuance under incentive stock plan	Securities approved by shareholders since inception of option plan
Number	7,062,500	3,833,950	1,303,550	12,200,000
Percentage of shares issued and outstanding	5.3%	2.9%	0.9%	9.2%

MANAGEMENT CONTRACTS

The Company does not presently have any management contracts in place with the President and Chief Executive Officer and Chief Financial Officer, but is in the process of finalizing agreements with these parties.

On January 1, 2007, the Company entered into an employment agreement with Pascal Marquis, the Company's Vice President of Exploration. Mr. Marquis currently receives an annual base salary of $185,000 with an annual bonus determined by the compensation committee. If the Company terminates his employment without cause, it is obligated to pay Mr. Marquis two months of salary for each year of service from July 1, 2002, with the lump sum not to be less than 6 months salary and not to be greater than 24 months salary. In the event that his employment is terminated due to a change of control, Mr. Marquis is entitled to receive a lump sum amount equal to his current annual base salary plus two months for each full year of service from July 1, 2002, to a maximum of 24 months. Any share-based awards held by Mr. Marquis become fully exercisable for a period of two months from the date of termination if there is a change in control.

CORPORATE GOVERNANCE PRACTICES

The Company's corporate governance practices are as follows:

Board of Directors

The majority of the Board of Directors is independent. The three directors who are independent are Michael Halvorson, David Netherway and Paul Carmel. Ron Little is President & CEO and is not independent, and Gregory Bowes was previously Vice President and CFO of the Company, and as a result, is also not independent.

Ron Little is a director of Platmin Limited, Everton Resources Inc., Majescor Resources Inc., San Anton Resource Corporation and PMI Gold.

Michael Halvorson is a director of Strathmore Minerals Corp., Gentry Resources Ltd., Esperanza Silver Corporation, NovaGold Resources Inc., Radiant Resources Inc. and Pediment Exploration Ltd.

David Netherway is also a director of Shield Mining Limited, Equigold NL, KazakhGold Group Limited and GMA Resources plc.

Paul Carmel is a director of Beaufield Resources Inc.

Gregory Bowes is a director of San Anton Resource Corporation.

The Board of Directors held two meetings used consent resolutions twice in 2006 when meetings were not possible. Mr. Little attended all meetings and Messrs. Halvorson, Netherway and Allen also attended all meetings. At each Board of Directors meeting, the independent directors also meet without management present. During the year, a number of informal discussions were held between management and the Board of Directors and between Board members, and some resolutions are passed through the use of unanimous consent resolutions.

The Board of Directors does not currently have a Chairman due to the small size of the Board of Directors, the Company still being at the exploration and development stage, and the fact that all independent directors are senior and experienced members of the mining and exploration industry. Each of the independent directors provides leadership and direction according the circumstances.

2. Board Mandate

The Mandate of the Board of directors is attached hereto as an Appendix "B".

3. Position Descriptions

The Company has developed an Audit Committee Charter and a Board of Directors Mandate to further define the responsibilities of Board members but has not felt it necessary to develop position descriptions for the chair of each committee of the Board of Directors due to the small size of the Company and its Board of Directors, the stage of the Company's development, and to enable the Board and its committees to operate in an efficient and flexible manner.

The Company also does not have a written position description for the CEO due to the size of the Company and its stage of development. The Board of Directors will consider developing a position description for the CEO as the Company grows and evolves.

4. Ethical Business Conduct

The Company's Code of Business Conduct can be viewed on the Company's website or a copy can be obtained by contacting the Company. The Company has also instituted a "whistleblower" program whereby infractions can be reported to the Chair of the Audit Committee. This policy has been distributed to employees and can be viewed on the Company's website.

No material change report has been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code of Business Conduct.

Any director or executive officer that has a material interest in a transaction or agreement that is being considered by the Company is required to declare a conflict of interest and is excluded from voting and from the decision making process with respect to that issue.

5. Nomination of Directors

The Board of Directors as a whole, which consists of three independent directors and two non-independent directors, reviews the composition of the Board and its committees and recommends changes, if appropriate, evaluates potential candidates and proposes nominees.

6. Compensation

The Company's Compensation Committee consists of Mr. Carmel and Mr. Halvorson, both of whom are independent directors. In determining compensation levels for directors and officers the Compensation Committee assesses the age, experience and qualifications of the individuals involved, reviews industry standards for companies at a comparable stage of development and

evaluates these factors in light of corporate resources, objectives and performance. The Compensation Committee then makes a recommendation to the full Board with respect to salaries, stock options, bonus' and director's fees and the full Board makes the final decision with all conflicts declared in advance.

No compensation consultant or advisor has been retained by the Company to date.

7. Other Board Committees
The Company also has a Corporate Governance Committee which presently consists of Mr. Halvorson and Mr. Netherway, and an Audit Committee which consists of Mr. Netherway, Mr. Carmel and Mr. Halvorson, all of whom are independent directors. The Corporate Governance Committee is responsible for monitoring the company's Code of Business Conduct and Board Mandate, for reviewing the Board's performance and related party transactions, and for engaging outside consultants when deemed necessary.

8. Assessments
The Company has a relatively small Board of Directors which provides the opportunity for all directors to actively interact and to become familiar with one another. Any issues with respect to effectiveness and contribution readily become apparent in this environment and are brought to the attention of the Board by the director concerned.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS AND MATTERS TO BE ACTED UPON

Except as indicated under the heading "Summary Compensation Table", no insider of the Company is or has been involved, directly or indirectly, in material transactions during the financial year ended December 31, 2006, or in any contemplated transaction that had or could have a material effect on the Company.

ADDITIONAL INFORMATION

Additional financial information is provided in the Annual Consolidated Financial Statements of the company, in Management's Discussion and Analysis of the financial condition and in the Annual Information Form for the fiscal year ended December 31, 2006. Copies of the Circular and the documents mentioned hereinabove are available on the company's website (www.orezone.com) and on SEDAR (www.sedar.com).

Additional copies are also available by contacting the company at its administrative office:
290 Picton Street, Suite 201
Ottawa, Ontario K1Z 8P8
Telephone: (888) 673-0663 or (613) 241-3699
Facsimile: (613) 241-6005

Email: nmarotta@orezone.com

The company may request the payment of reasonable fees if the requesting party is not a shareholder of the company.

APPROVAL OF CIRCULAR

The Board of Directors of the Company has approved the contents of the Management Information Circular and its sending to the shareholders.

Ottawa, Ontario, April 13, 2007

OREZONE RESOURCES INC.

Per: ______________________
Ronald N. Little, President

APPENDIX “A”

Change in Auditor Reporting Package

OREZONE
Explore. Discover. Produce.

Orezone Resources Inc.
290 Picton Street, Suite 201
Ottawa, Ontario Canada K1Z 8P8

November 23, 2006

NOTICE OF CHANGE OF AUDITOR

PricewaterhouseCoopers LLP
99 Bank Street, Suite 700
Ottawa, Ontario
Canada K1P 1K6

This is to confirm receipt of your letter dated November 14, 2006 informing us that the client-auditor relation ship between Orezone Resources Inc. ("Orezone" or the "Corporation") and PricewaterhouseCoopers LLP ("PwC") ceased on November 13, 2006.

In accordance with National Instrument 51-102 – *Continuous Disclosure Obligations* ("NI 51-102"), Orezone reports that:

1. PwC has resigned on its own initiative as auditor of the Corporation effective as of November 13, 2006.

2. there were no reservations in PwC's reports in connection with the audits of the two most recently completed fiscal years and any period subsequent to the most recently completed fiscal year for which an audit report was issued and preceding the date of PWC's resignation;

3. there are no "reportable events" as such term is defined in NI 51-102. In the third quarter of 2005 the Corporation made a decision to charge an administrative fee to its operating subsidiary and applied the charge retroactively to the beginning of the year. PwC reviewed the Corporation's interim financial statements for the 3 and 9 nine month periods ended September 30, 2005 in connection with the Corporation's filing of a preliminary short-form prospectus on November 21, 2005 and recommended that the Corporation restate 1st and 2nd quarter financial statements to reflect the change and that the Corporation make adjustments to its statement of cash flows. Orezone agreed with and complied with these requests. There are no unresolved issues between PwC and the Corporation.

The Audit Committee and the Board of Directors have been informed of the resignation of PwC. The appointment of Deloitte & Touche LLP as the Successor Auditor has been approved by the Audit Committee and the Board of Directors.

DATED this 22nd day of November, 2006.

Gregory B. Bowes
VP and Chief Financial Officer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
99 Bank Street, Suite 800
Ottawa, Ontario
Canada K1P 1K6
Telephone +1 613 237 3702
Facsimile +1 613 237 3963
Direct Tel. 613-755-[illegible] ext. 2162

January 8, 2007

To: Ontario Securities Commission, Alberta Securities Commission, The Manitoba Securities Commission

We have read the statements made by Orezone Resources Inc. in the attached copy of Change of Auditor Notice dated November 23, 2006 which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated November 23, 2006.

Yours very truly,

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Ottawa, Ontario
Encl.

Deloitte.

Deloitte & Touche LLP
800 - 100 Queen Street
Ottawa ON K1P 5T8
Canada

Tel: (613) 236-2442
Fax: (613) 236-2195
www.deloitte.ca

January 11, 2007

Ontario Securities Commission
Alberta Securities Commission
Québec Securities Commission
Manitoba Securities Commission

Dear Sir/Madam:

Re: Orezone Resources Inc.

We have received a notice dated November 22, 2006 and received on January 4, 2007 that we were appointed auditors of Orezone Resources Inc. for the year ended December 31, 2006

Pursuant to Rule 4.11, clause 6(a)(ii (B), of National Instrument 51-102, we hereby confirm our agreement with the information contained in the Notice of Change of auditors sent to us by Orezone Resources Inc. This confirmation is based on our knowledge of the information at this date.

Yours truly,

Deloitte & Touche LLP

Chartered Accountants

Lynn Pratt, CA, CPA (Illinois)
Partner

APPENDIX "B"

BOARD MANDATE

I. Purpose and Mandate

The Board of Director's primary responsibilities are the development of policies and procedures by which the business and affairs of the Company are managed, and the supervision of management with respect to the implementation and adoption of those policies and procedures. Directors are guided by applicable corporate laws, by Canadian and US regulatory requirements, and by the duties and responsibilities agreed to and approved by the Board, and are accountable to shareholders of the Company.

All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or to a Board committee remains with the full Board. The Board's responsibilities include providing guidance to management and reviewing and if thought fit approving, the opportunities presented by management. The Board relies on management for the identification, analysis and presentation of opportunities, preparation of regular reports, and provision of the support, information and analysis necessary for the Board to effectively fulfill its obligations.

The Board has the responsibility to participate with management in developing and approving the Company's mission statement, its objectives and goals, the strategic plans relating thereto, and monitoring subsequent performance against those plans, objectives and goals.

The Board's Mandate also includes identifying risks with respect to the Company's business, ensuring the implementation of appropriate measures to mitigate those risks, monitoring management, reviewing quarterly financial performance and ensuring the timely disclosure of material transactions both through the issuance of news releases and inclusion in the financial statements.

The number of Board of meetings held annually, as well as the related agenda, will reflect the level and nature of the Company's activities. Approvals evidenced through the use of unanimous consent resolutions will be used where appropriate.

The individual performance of each director and the collective performance of the Board of Directors as a whole will be evaluated on an ongoing and continual basis.

All Directors will be expected exercise their duties and responsibilities in a manner that is consistent with this mandate and with the best interests of the Company and its shareholders.

II. Composition

The Board of Directors shall consist of five members, the majority of whom are unrelated and independent. The Board in conjunction with the Corporate Governance committee can elect to increase the size of the Board if and when appropriate.

III. Independence from Management.

All committees of the Board shall be made up of independent directors.

The Company's Audit, Compensation and Corporate Governance Committees are authorized to engage the assistance of outside advisers at the Company's expense.

IV. Specific Responsibilities and Duties.

The Board's mandate includes the following specific duties and responsibilities:

1. Reviewing and approving any proposed changes to the Company's memorandum or articles.

2. Taking appropriate action with respect to any take-over bid, proposed merger, amalgamation, arrangement, and acquisition of all or substantially all of the assets of the Company, or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.

3. Approving distributions to shareholders.

4. Approving any offerings, issuances or repurchases of share capital or other securities.

5. Approving the establishment of credit facilities and any other long-term commitments.

6. Selecting, appointing, evaluating and if necessary terminating, the CEO.

7. Succession planning and other human resource issues. The appointment of all corporate officers requires Board authorization.

8. Approving the compensation of senior executive officers, including performance bonus plans and stock options.

9. Adopting a strategic planning process, approving strategic plans, and monitoring performance against those plans.

10. Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance relating thereto.

11. Reviewing policies and procedures to identify business risks, and ensuring that systems and measures are in place to mediate identified risks.

12. Ensuring that the Company's internal control and management information systems are effective.

13. Approving the financial statements, MD&A, AIF, 40F and Notice of Meeting and Information Circular, and making a recommendation to shareholders for the appointment of auditors.

14. Approving the Company's code of business ethics, which includes a communications policy for the Company and monitoring its application.

15. Assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.

16. Arranging formal orientation programs for new directors, where appropriate.

18. Implementing and monitoring of a Code of Business Conduct.

19. Defining the duties and the limits of authority of senior management, including approving a position statement for the Chief Executive Officer.

20. Health and safety and environmental policies and ensuring the implementation of systems to comply with these policies and all relevant laws and regulations.

21. Overseeing public disclosure policy and approving all major corporate communications prior to release.

V. Director's Remuneration and Expenses

Directors' remuneration is fixed by the Board upon the recommendation of the Compensation Committee. The Directors are also entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof or in connection with their services as Directors.

VI. Board Meeting Process

The powers of the Board may be exercised at a meeting for which proper notice has been given and at which a quorum is present or, in appropriate circumstances, by a unanimous consent resolution signed by all directors.

Meetings

Quarterly meetings of the Directors will be called by the Corporate Secretary unless otherwise directed by the Board. Additional meetings will be called as circumstances require. Any Director may call a meeting of the Board at any time.

Notice of Meeting

Reasonable notice of the time and place of each meeting shall be given by email, mail, telephone or fax. A notice of meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose of business to be specified.

Quorum

The quorum for the transaction of business at any meeting of the board shall be a majority of directors or such other number of Directors as the Board may from time to time determine according to articles of the Company.

Voting

At all meetings of the Board every resolution shall be decided by a majority of votes cast on the resolution and in case of any equality of votes, the Chairman has a second casting vote. Alternatively, the Chairman can abstain from voting.

Order of Business

The Board shall endeavor to conduct its business effectively and efficiently. Accordingly, it shall be normal procedure to provide Directors with the agenda and materials at least five business days ahead of time in order that they may arrive at the meeting fully prepared.

Minutes of the meetings

A secretary shall be named for each Board and Committee meeting and minutes will be circulated at lease one week before the next meeting. Minutes of the committee meetings will be given to each Board member.

Proxy

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF
OREZONE RESOURCES INC. (the "Company")
TO BE HELD AT THE HOLIDAY INN ON KING, 370 KING STREET WEST, TORONTO, ONTARIO
ON THURSDAY, MAY 17, 2007, AT 4:30 P.M. (EST).

The undersigned registered shareholder ("Registered Shareholder") of the Company hereby appoints Ronald Little, the President and Chief Executive Officer of the Company, or INSTEAD OF HIM ______________________________ as proxyholder for and on behalf of the Registered Shareholder with full power of substitution, to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Annual Meeting and Information Circular)

	For	Withhold
1. To elect as director, RONALD LITTLE	______	______
2. To elect as director, MICHAEL HALVORSON	______	______
3. To elect as director, PAUL CARMEL	______	______
4. To elect as director, DAVID NETHERWAY	______	______
5. To elect as director, GREGORY BOWES	______	______
6. To appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company for the ensuing fiscal year ending December 31, 2007 and to authorize the directors to fix the auditors' remuneration.	______	______

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of shares
represented by proxy: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") **must be signed by you**, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and *if executed by an attorney, officer, or other duly appointed representative*, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy with the date which is seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder.

4. *A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person* may simply attend the Meeting in person and register with the scrutineers before the Meeting begins.

5. *A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions* may do the following:

   a. *Appoint one of the management proxyholders* named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is, or both choices are, specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   b. *Appoint another proxyholder*, who need not be a Registered Shareholder of the Company, to attend and vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person the Registered Shareholder wishes to represent the Registered Shareholder at the Meeting in the space provided for an alternate proxyholder. If no choice is, or both choices are, specified, the proxyholder appointed by the Registered Shareholder has discretionary authority to vote as the proxyholder sees fit.

6. *The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll* of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, *the Registered Shareholder may still attend the Meeting and may vote in person*. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior Instrument of Proxy.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare Trust Company of Canada** by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. The mailing address is:

Computershare Trust Company of Canada
Proxy Dept. P.O. Box 18210
Stn BRMB
Toronto Ontario M7Y 3J1
Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524



OREZONE
Explore. Discover. Produce.

Annual Report

Orezone's mission is to create wealth by discovering and developing the earth's resources in an efficient and responsible manner.

Letter to Shareholders / Outlook for 2007

Last year required a large measure of patience from our shareholders and management. For the first time since the beginning of the bull market in 2002 our stock saw some trading pressure in the last three quarters of 2006. Shareholders have had to be patient with management, we have had to be patient for news flow from our partner now that they are managing the Essakane Project and as always, we have all had to be patient with Mother Nature as we shifted exploration efforts to our other projects. Although we did make very good progress on the exploration front, this year marked the first in several without a significant gold discovery. Let's review the events that had the greatest impact on our price performance before moving on to the anticipated highlights of 2007.

While refocusing our team from Essakane to our other projects we took a step back to fully understand the geological models and how best to move each to the next stage. Drill availability and laboratory turn around times were the largest bottlenecks in the system. This has already improved as two new laboratories in Burkina Faso move towards full capacity and improved efficiency in 2007. At Essakane, project timing lengthened as our partner undertook significant technical reviews to increase its confidence level in the geological model and resultant average grade of the deposit before making a decision to initiate the full feasibility study. The Essakane resource update released in the second quarter of 2006 appeared smaller than expected because it was reported as a recoverable resource contained within a $475 pit shell rather than the larger global in-situ resource that was anticipated by the market. Finally, we did not deliver a new discovery beside Essakane on our Kossa Project in Niger until the fourth quarter.

Early in 2007 our patience was rewarded when Gold Fields Limited announced a significant increase in resources at Essakane to include 3.4 million ounces indicated and 1.1 million ounces of inferred resources at a cut-off grade of 0.5g/t. Orezone and Gold Fields formalized mine operating and shareholders agreements to govern the development and operations of the project and Gold Fields announced that the full feasibility study, with a budget of $11.4 million, is underway and is expected to be completed by the third quarter 2007. These developments are a positive indication of our partner's intentions with the project. Orezone is equally committed and would support a production decision at Essakane if economically warranted.

With the completion of several drill programs during the year, we have been remodeling our Sega, Bondi and Bombore projects and will be updating the resource estimates for each this year. In our opinion, Sega is approaching an economic threshold that would justify commencing a full feasibility study later this year. In anticipation, we have increased our ground position around Sega and are very excited about some promising new targets. In Niger, we resumed drilling in November. We have made several new discoveries and will continue to advance all three Niger projects with one dedicated drill rig. Although it may appear that progress has been slow at Kossa, it is worth noting that it took three years to fully realize the potential of the Essakane Main Zone despite it already hosting a 1.5 million ounce resource.

While in some respects 2006 has been a trying year for shareholders, recent announcements have already enabled us to regain most of our lost momentum. We hope to continue this trend of adding to shareholder value in 2007 through the exploration of our own projects in Burkina Faso and Niger and by completing the full feasibility study at Essakane by the third quarter. With a total combined budget of approximately $20 million, we are well positioned to reach our goal of a production decision in the next twelve months, increase our market momentum and reward the patience of our shareholders.

Ronald N. Little P.Eng
President and Chief Executive Officer

OREZONE
Explore. Discover. Produce.

Results and Expectations



At the beginning of 2006 the Company handed management of the Essakane project over to Gold Fields and in doing so redirected its efforts to our other projects. New small discoveries were made on the Bondi and Sega projects where priorities consisted of metallurgical sampling, photogrammetric surveys and 3D modeling of the gold resources. In Niger, the first year of target generation work on the Kossa permit was followed up with a small amount of reconnaissance drilling. The Company also optioned and initiated exploration on two additional permits, (Namaga and Koyria) from Greencastle Resources Ltd. which represents a significant increase in our exploration commitment in the country.

SUMMARY OF 2006 DRILLING (meters)

Area	AC[1]	DD[2]	RAB[3]	RC[4]	TOTAL
BF-Bombore				7,187	7,187
BF-Essakane	536	25,961		24,247	50,744
BF-Bondi		2,986		16,787	19,773
BF-Sega		3,585		11,347	14,932
N-Kossa				14,080	14,080
N-Namaga	1,138			1,033	2,171
N-Koyria			7,588	3,075	10,663
TOTAL	**1,674**	**32,533**	**7,588**	**77,756**	**119,550**

1 Air Core drilling
2 Diamond drilling
3 Rotary Air Blast drilling
4 Reverse Circulation drilling

BURKINA FASO

Essakane Project

An updated resource calculation, including all drill results from October 2005 to November 2006 as well as a portion of the reassay program was completed for the Essakane Main Zone ("EMZ") by Snowden MIC that resulted in a significant increase significant increase in the recoverable resource. **Indicated resources have increased by 80% to 3.4 million ounces** and the inferred resources now stand at 1.1 million ounces above a cut-off grade of 0.5g/t. Gold Fields continues to sole fund the full feasibility study ("FFS") to earn a 60% interest and took over complete management of the project in 2006. Work in the second and third quarter was focused on environmental baseline data gathering, definition drilling, geological modeling and a re-assay program to evaluate the effect of coarse gold on the grade of the Essakane Main Zone ("EMZ") deposit.

NI 43-101 COMPLIANT RESOURCE CALCULATION (Snowden, MIC, February 2007)

	Indicated Resources			Inferred Resources		
Cutoff (g/t)	Mt	g/t	Moz	Mt	g/t	Moz
0.5	68.7	1.6	3.4	23.5	1.5	1.1
1.0	36.5	2.3	2.7	11.9	2.3	0.9

Orezone undertook, at Gold Fields request, some regional exploration programs that included diamond drilling of the high priority prospects peripheral to the EMZ, i.e. Falagountou, Gossey and Sokadie. In excess of 50,000m of drilling was completed by both partners in the area in 2006, including almost 26,000m of core drilling.

Scout drilling at Falagountou confirmed the interpreted southeasterly plunge of the mineralization and extended the main mineralized zone by at least 200m in that direction. Although drilling to date has identified potentially economic near surface resources at Falagountou, Sokadie and Gossey, no official resources have been calculated by Gold Fields.

Orezone also completed about 4,900m of reconnaissance RC drilling on its two 100%-owned permits located adjacent to the north and northeast border of the Essakane JV in Burkina Faso.

The six permits making up the Essakane project were reduced by 25% during the year and renewed for another three year tenure. Part of the ground released was re-applied for and a new permit was granted during the forth quarter, bringing the total number of permits included in the joint venture to seven and the land package to 1,248 km².

Orezone and Gold Fields have finalized mine operating and shareholders agreements to govern the development and operation of the project. The FFS on EMZ with a budget of $11.4 million is scheduled for completion during the third quarter of 2007.

Bondi Project

The Company's main focus was directed at exploring the Bondigui structure, with limited follow up drilling on the Tankiédougou permit to the north, and reconnaissance drilling on the Poyo permit to the south. About 20,000m of drilling was completed in the region during the year, including some 15,000m (3,000m of core drilling) on the Bondigui permit where the Zone 2N discovery (late 2005) was confirmed and new extensions were identified in the southern portion of the permit. The 2006 program was comprised of expanded gradient IP coverage, metallurgical drilling, implantation of trigonometric beacons in the project area, a photogrammetric survey, a high-resolution resistivity survey along the auriferous structure, and three dimensional geological modeling of the gold resource. New targets defined by this program lead to the discovery of another mineralized structure in Zone 2N area.

The Bondigui permit expired in May 2006, and two new permits (Djarkadougou and Nicéo) were granted during the second half of 2006 over part of the original Bondigui permit area. The new Djarkadougou permit covers the Bondigui structure that hosts the four deposits discovered by Orezone since 2003. The new Nicéo permit covers a shear zone that could be an analog to Bondigui structure, but on the opposite side of the Bondigui batholith.

A new NI 43-101 compliant report on our Bondigui resources is scheduled for the third quarter of 2007. Reconnaissance drilling is being carried out during the first half of this year to test the potential southern extension of the Bondigui structure on the Poyo permit. Additional exploration and definition drilling is planned on the Bondigui structure, including core drilling on the recently discovered zones. Pedogeochemistry, gradient IP and prospecting is underway on the Nicéo permit and will be followed by reconnaissance drilling on the targeted structure during the second quarter of 2007.

Sega Project

Approximately 15,000m of exploration and definition drilling was completed during the first half of 2006 on the Séguénega permit. Metallurgical drilling was completed on the new zones discovered at the end of 2005 in the Tiba area. New mineralized extensions were found around the RZ and Bakou zones, with high grade extensions still open at depth. All drill hole collars were surveyed and a photogrammetric survey was completed. A resource calculation was released in the first quarter of 2006 based on work completed before June 15, 2005. A new three dimensional geological model was

completed in the third quarter of 2006 which integrated the drill results obtained between July 2005 and June 2006 and a preliminary assessment study was initiated. The results of this study along with a new resource estimate are expected in the second quarter of 2007. Although more resource drilling is required, Sega is approaching an economic threshold that would justify commencing a full feasibility study later in 2007. In anticipation, the Company has increased its ground position around Sega and is very excited about some promising new targets.

A new permit (Namasa) was granted in June and is located southwest of the Séguénega permit and adjacent to the Kalsaka Nord permit of Cluff Gold. Reconnaissance work was initiated during the third quarter and very positive results were obtained on two prospects (Zouma and Roba) which will be advanced to the reconnaissance drilling stage during the first half of 2007.

The Séguénega permit expired in the first quarter of 2007 and application has been made for a new permit. Our main objective in 2007 is to consolidate a prospective ground position, through application and acquisition, in the Sega project area, and to identify additional gold resources within a radius of 15km around the existing resources which are concentrated in the Bakou-RZ-Gambo area.

Bombore Project
In 2006 a 160km gradient IP survey was completed over the main mineralized area on the Bombore I permit. Trigonometric beacons were installed to complete a photogrammetric survey and a reconnaissance RC drilling program was carried out to identify new extensions to the known gold bearing zones. Orezone completed its earn-in requirement and holds a 50% interest in the project. The Company can ultimately earn up to a 100% interest (less a 1% NSR) by completing a feasibility study and making a $2 million cash payment.

Reconnaissance and definition RC drilling will continue in 2007 followed by three dimensional geological modeling, a revised resource calculation, metallurgical drilling, and the preparation of a NI 43-101 compliant technical report. This project remains one of the largest, albeit low grade, geological footprints in the country and is located very close to the capital city of Ouagadougou. A rising gold price makes this project much more attractive.

NIGER

Kossa Project
Gradient IP surveys were completed on a series of regional targets and followed by scout drilling programs between late January and early May. The result was the discovery of gold mineralization hosted in metasedimentary rocks at Fatatako, KBF and Kossa South. A follow-up drill program was completed in May 2006, and a second program in the fourth quarter of 2006, bringing the total RC drilling on the permit during the year to 14,000m.

The Kossa South discovery is the most significant to date followed by Fatatako. More work is planned on both targets in 2007. A very interesting and very large copper-molybdenum anomaly was identified during the 2005 regional program and has only seen limited work to date. Additional pit sampling, followed by drilling is planned for the first half of 2007 to better assess the potential of this target.

Namaga Project
The Namaga permit was optioned from Greencastle Resources Ltd. in the first quarter of 2006 and is located between Niamey and Orezone's Kossa Project on the Téra Birimian Belt. The permit completely surrounds the Kornabangou gold deposit that has been the most active artisanal mining site in the country for many years. Work completed during the year included gradient IP surveys and two drill programs (7,600m of RAB and 3,100m of RC) on two targets defined by previous operators. One of the targets (Block 3), returned some significant results with extensive low grade mineralization.

Follow-up work is planned on Block 3 in 2007. Another target area (Tiringui), defined by previous operators, will also be drill tested in 2007. Orezone can earn up to a 100% interest by completing a feasibility study and making a $2 million cash payment.

Koyria Project
The Koyria permit was also optioned from Greencastle in the first quarter of 2006 and is located between Niamey and the Namaga permit on the Sirba Birimian Belt, which is host to the only commercial gold mine (Samira Hill) in the country. The M'banga gold prospect, the second most important artisanal gold mining site in the country, is within the Koyria permit. Work completed in 2006 included a gradient IP survey and reconnaissance drilling (1,100m of air core and 1,000m of RC) on targets located southwest of the M'banga prospect. Regional pedogeochemistry and prospecting programs were also initiated on three other target areas.

The M'banga SW target returned positive results and follow-up work is planned in 2007. The soil sampling programs also defined a number of targets where follow-up work is planned in 2007. Orezone can earn up to a 100% interest by completing a feasibility study and making a $2 million cash payment.

Property Highlights



AFRICA
MALI
NIGER
BURKINA FASO
Ouagadougou
GHANA
TOGO
BENIN
CÔTE D'IVOIRE

BURKINA FASO

1 SEGA

353km² in 2 permits, 100% (one permit expired and new applications and acquisitions in process). 310,600oz indicated and 73,000oz inferred resources. Resource update and Preliminary Assessment scheduled for the second quarter of 2007. Resource drilling and scout drilling of new targets in 2007, heap leach potential.

2 BONDI

928km² in 5 permits, 100% ownership. 162,964oz indicated and 34,591oz inferred resources. Resource estimate update in 2007, resource drilling and scout drilling in 2007, heap leach potential.

3 BOMBORE

250km² permit, large non-NI 43-101 resource by previous owner. OZN earned a 50% interest in 2006 and can increase interest to 100% less a 1% NSR. Resource estimate and resource drilling in 2007, possible low grade heap leach potential.

4 ESSAKANE

180km² 100% ownership in 2 permits, plus 50% ownership with Gold Fields in 7 permits totaling 1,248 km². 3.4Moz indicated and 1.1Moz inferred resources at 0.5g/t cutoff. Prefeasibility completed and Gold Fields earning to 60% by completing full feasibility study in 2007. Full feasibility study expected in the third quarter. Orezone has option to finance its 40% share of construction costs or reduce its interest to 30% interest and be carried by Gold Fields through a non-recourse project loan.

NIGER

5 KOSSA

1,997km² permit, 100% ownership, several targets identified, 14,000m drilled to date. 5km Kossa South target identified by geophysics and scout drilling, resource drilling will follow positive reconnaissance drilling.

6 NAMAGA

1,148km² permit, earning first to 50% and up to 100%. Two main targets (Block 3 and Tiringui shear zone) identified by geochemistry, geophysics and scout drilling. Resource drilling will follow positive reconnaissance drilling.

7 KOYRIA

1,045km² permit, earning first to 50% and up to 100%. Regional targets identified along NE-trending lineament through geochemistry, geophysics and RAB-AC drilling. RC drilling will follow positive reconnaissance drilling.



BURKINA FASO

Burkina Faso is a landlocked West African country about the size of Colorado. It is considered a relatively attractive area of Africa to work given its democratically elected government and the absence of civil or ethnic unrest. Located in the transition zone between the Sahara desert to the north and the savannah grasslands to the south, the country's climate consists of warm dry winters and a relatively short, hot and intense rainy season. The land is generally flat, arid and accessible, conditions that facilitate gold exploration. In addition, the upper 40-60m of bedrock tends to be oxidized (weathered), resulting in a softer material that reduces exploration and mining costs.

Burkina Faso has a population of approximately 14 million people. French is the official language of government and business which provides Canadian companies with an advantage over competitors from countries that are not French speaking. While Burkina Faso is a poor county, most of the population have the basic necessities of life and maintain a relatively positive attitude and outlook. Outside the cities, the overwhelming majority of the populace survive on subsistence farming. Where opportunity exists, incomes are supplemented through small scale, artisanal gold mining activities. These activities involve extracting gold from the land by pitting, panning, or winnowing. Notwithstanding the numerous hazards involved, families and, at times, entire villages take part in these activities as a group.

Artisanal gold mining has been practiced in the region for centuries, going back to the time when this part of Africa was known as the "Gold Coast". Indeed gold has become Burkina Faso's second largest export commodity despite the fact that there are as yet no commercial scale operations. Orezone is working hard to change this situation as are other companies who are also attracted by favorable geology, stable political climate and mining laws conducive to foreign investment. **Over the next 12 months, one mine will be commissioned and at least 3 mines will commence construction.**

Numerous large gold discoveries have already been made and mines built in neighboring Ghana and Mali, the second and fourth largest gold producing countries in Africa respectively, and West Africa has emerged as one of the fastest growing gold producing regions in the world. To date, Burkina Faso has largely been a bystander to these developments and overlooked as a destination for mining investment. This anomaly is now being corrected. Burkina Faso has the same geology as Ghana and Mali. Therefore, there is no reason to expect that it will not experience discoveries of a magnitude similar to those just outside its borders.

The government of Burkina Faso is cognizant of the economic benefits that mining has brought to neighboring countries and is anxious to support the growth of a strong domestic industry. With this objective front and centre, the country has updated and modernized its Mining Code and established a competitive fiscal regime. The government is entitled to a three percent royalty and a ten percent carried interest in all gold mining operations. Since the adoption of this new Code, predictably, capital flows into the country have increased substantially, and Burkina Faso has 'arrived' as a destination for exploration and development dollars.

NIGER

Located to the east of Burkina Faso is the French-speaking Republic of Niger. Also a landlocked country, and similar in size to California, Niger achieved full independence from France in 1960. The population of Niger is 14 million with an economy primarily based on agriculture. Although more desert-like than Burkina Faso, the climate is similarly hot and arid with a short but intense rainy season from July to October.

The government of Niger is friendly towards mining. Known for its Uranium deposits, this commodity represents Niger's number one contribution to its GDP. There are, however, gold deposits located near the border of Burkina Faso, west of the Niger River, and there is a gold mine currently in production in this region. The favorable gold bearing rocks of Burkina Faso extend into the western margins of Niger. It is in this area that Orezone has focused its grassroots exploration activity. In support of these efforts, Orezone opened a field office in the capital city of Niamey in 2006, which is located near the Niger River and has a population of one million people.

The Government of Niger approved a new constitution in 1999 and has since held free presidential, legislative and municipal elections. The Republic of Niger's Country Motto is Fraternité, Travail, Progrès; which translates to Fraternity, Work, Progress. With this motto in mind, Orezone and its partners look forward to years of cooperation with the government of Niger and its people.

Corporate Social Responsibility

Orezone Resources and its subsidiaries operate under the general principles of what has become known as Corporate Social Responsibility. The Company strives to grasp the total impact of its operations on the countries and communities where it operates, and maximizes the positive potential of that impact. These principles guide our actions and decision making in order to foster relationships of trust and cooperation with those we come into contact with. Orezone believes in the importance of sustainable development in the belief that local peoples benefit most from solutions that are lasting. Orezone also takes part in the local sourcing of products and staff—where it is appropriate to do so—as well as community involvement, in an attempt to maintain good community relations through meaningful consultation with regional interests. Orezone is also committed to adherence to international standards of operation and local legislation to the fullest extent possible, particularly in terms of labor practices, operating procedures, and human rights.

Beyond our commitment to the highest standards of practice, Orezone has also undertaken to improve the conditions in which people live. At home, this commitment has taken the form of donations to local charities. Abroad, this has taken the form of food and seed donations to the starving communities in northern Burkina Faso and Niger and school supplies for needy communities to facilitate access to education. Other community projects are planned. Orezone continues to lead the **Mining for Water Challenge**, a project in partnership with Canadian NGO Ryan's Well, which puts out a call to the mining community to provide water points in the communities where they drill. Since its inception in 2004, CEO Ron Little and the Orezone team have led a charge that has resulted in the recognition of more than $3.3 million in combined donations and water projects by the Mining community in the developing world. Many thanks go to some of our partners for their contributions: BMO Capital Markets, RBC Capital Markets, Canaccord Adams, CIBC World Markets and Stikeman Elliot. This year, Orezone conducted a well drilling and rehabilitation program under the Mining for Water banner. With substantial in-kind contributions from corporate partners such as Boart Longyear Drilling, SGS Laboratories, and SDV Burkina, Orezone was able to reduce the cost of these projects and engage more of our peers in this valuable work. To date, Orezone's projects alone have resulted in improved water access for over 5,350 people in the developing world.

Corporate Profile

OREZONE RESOURCES INC. (OZN: TSX, Amex) is a well financed emerging gold producer that operates in politically stable areas of West Africa, one of the world's fastest growing gold producing regions. Most of the Company's projects are located in Burkina Faso, where Orezone holds the premier land position of any mining company active in the country.

The Company's flagship asset is its 50% interest in the Essakane property which hosts the largest gold deposit in Burkina Faso. The Essakane Main Zone ("EMZ") contains **68.7Mt grading 1.6g/t (3.4Moz) indicated and 23.5Mt grading 1.5g/t (1.1Moz) inferred resources above a 0.5g/t cutoff grade.** The deposit remains open along strike and a number of surrounding targets have yet to be fully explored. Gold Fields Limited, one of the largest gold mining companies in the world, is earning a 60% interest in the project and has deemed Essakane their top exploration and development priority. The earn-in is contingent on the completion of the full feasibility study which has a budget of $11.4 million and is expected to be delivered in the third quarter of 2007.

Based on the smaller January 2006 resource, Gold Fields completed a pre-feasibility study in 2006 on the EMZ. The study indicated an 8 year mine life with average annual production of 308,000 oz at a cash cost of $265/oz. The IRR on the project is 5% at a $475 gold price and climbs to 16% at a $625 gold price, assuming a $50 oil price. Capital expenditures for the project are estimated at $320 million. However, the recent resource update will add to the mine life and,enhance the economics of the project that were already robust at current gold prices.

Management's goal is to build a middle tier mining company by developing the EMZ in conjunction with Gold Fields Limited and concurrently, advancing other 100% owned projects to the point where they can be brought into production. These include the Sega Project and the Bondi Project, where important discoveries have been made and the large Kossa Project in Niger contiguous to the eastern boundary of Essakane.

Orezone is based in Ottawa, Ontario, Canada and is led by an experienced and motivated management team and a strong Board of Directors who intend to successfully guide Orezone through the transition from exploration to production within the next two to three years.

Officers and Management

Ronald Little, P.Eng., Q.P.
President and Chief Executive Officer, Director and Q.P.

Pascal Marquis, Ph.D., Q.P.
Vice President Exploration and Q.P.

Niel Marotta, B.Com.
Vice President Corporate Finance and Development

Bryan Tokarsky, CA
Vice President and Chief Financial Officer

Steve King, M.SC., Q.P.
Vice President Technical Services

Jeffrey Ackert, Q.P.
Senior Consultant Geological Services

Board of Directors

Ronald Little, P.Eng.	Ottawa, Ontario
Michael Halvorson, B.Com.	Edmonton, Alberta
David Netherway, B.E. (Mining)	London, U.K.
Gregory Bowes, MBA	Ottawa, Ontario
Paul Carmel, P.Eng.	Montreal, Quebec

Corporate Governance Committee

Michael Halvorson, Chairman
David Netherway

Audit Committee

David Netherway, Chairman
Paul Carmel
Michael Halvorson

Compensation Committee

Michael Halvorson, Chairman
Paul Carmel

FORWARD-LOOKING STATEMENTS: This annual report contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the Company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

OREZONE
Explore. Discover. Produce.

QUICK FACTS

Stock symbol:	OZN
Stock exchanges:	TSX, Amex
2006 High/Low:	$2.55 / $1.22
Shares outstanding:	133 million, 140 million fully diluted
Working capital:	$22 million
Long term debt:	nil

*All figures in this report are in US dollars unless otherwise stated.



OREZONE
Explore. Discover. Produce.

HEAD OFFICE

Orezone Resources Inc.
290 Picton Street, Suite 201
Ottawa, Ontario, K1Z 8P8
Canada

tel: 613-241-3699
toll free: 888-673-0663
fax: 613-241-6005
email: info@orezone.com

FIELD OFFICES

Orezone Inc. SARL
Rue 1322 Porte 549 Zogona
01 BP 1639
Burkina Faso

tel: 226 - 50 36 02 68/96
fax: 226 - 50 36 05 71
email: burkina@orezone.com

Orezone Inc. Succ. Niamey
Rue du Fleuve Porte 1582
Niamey Plateau, PL-40
Niamey, Niger

tel: 227 - 20723188
fax: 227 - 20723187
email: niger@orezone.com